

April 25, 2012

<u>Via E-mail</u>
John R. Coghlan
Co-President and Chief Financial Officer
Genesis Financial, Inc.
12314 E. Broadway
Spokane Valley, Washington 99216

      Re: Genesis Financial, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2010
              Filed March 16, 2011
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed April 13, 2012
              File No. 333-103331

Dear Mr. Coghlan:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/Mark S. Webb

                        Mark S. Webb
                        Legal Branch Chief